Contact

www.linkedin.com/in/michael-gurin-228477 (LinkedIn)

Top Skills

Heat Transfer

Simulations

Nanotechnology

Michael Gurin

Co-founder and active manager / investor in sustainable, renewable, and advance materials technologies.

Glenview, Illinois, United States

Summary

To date, CogniTek has spun off numerous entities to commercialize the core technology platforms resulting from CogniTek's research.

These include:

MG Fuels - Helping companies meet their sustainable development goals and increase their profits at the same time by converting their waste and co-products into green transportation fuels, electricity, and heating/cooling. We do this using our award winning technologies (www.mgfuels.com/doe).

HygraTek is currently developing the next generation of cost-effective and energy-efficient liquid separation solutions combined with a patent-pending membrane technology that essentially strains oil from water. In addition, HygraTek has developed coating technology that surpasses even nature’s ability to repel and attract various substances in unique combinations across the wettability landscape.

Thermafficient - application of advance heat exchanger designs, nanoscale materials and supercritical fluids to yield high efficiency and compact heat exchangers (i.e., ultra-microchannel heat exchangers)

Specialties: heat transfer, heat exchangers, supercritical fluids, oxidation stability / antioxidant systems

Renovare - project developer of bio-renewable energy technologies, particularly for projects that uniquely leverage the core technologies of MG Fuels, HygraTek, and CogniTek.

Experience

CogniTek, QueView, Innovation Fusion
CEO / CTO
June 1988 - Present (35 years 4 months)

My responsibilities centered around developing and identifying technologies that enable truly cost effective, from a triple bottom line perspective, for sustainable communities. A particular focus on technologies that scale in a modular and distributed manner was prioritized. This lead to the spinouts of www.mgfuels.com for biomass to biofuels and to www.hygratek.com for coatings and membranes, which incidentally are very synergistic in their missions and enable cross-platform innovations.

HygraTek
CEO
2013 - Present (10 years)
Ann Arbor, MI

HygraTek is currently developing the next generation of cost-effective and energy-efficient liquid separation solutions combined with a patent-pending membrane technology that essentially strains oil from water. In addition, HygraTek has developed coating technology that surpasses even nature's ability to repel and attract various substances in unique combinations across the wettability landscape.

MG Fuels
Founder and CEO
2015 - Present (8 years)
Northbrook, IL

MG Fuels challenges prior assumptions combined with our progressive vision to redefine what's possible resulting in a technological and financial competitive edge.
We strive for new solutions by looking at technology and scaling differently. We make connections at multiple levels to provide real-world, cost effective solutions and drive new ways of thinking.
Our multidisciplinary and progressive mindset is the foundation of MG Fuel's success.
The results are innovative, cost-effective solutions to produce renewable fuels or chemical intermediates. We explore untapped synergies between technology, feedstocks and ideas, helping our partners exceed their energy goals while forging a healthier environment.
We continually advance and evolve our current technology base by partnering with complementary organizations, and incorporating new opportunities.

The Hurd Co.
Chief Strategy Officer
January 2020 - Present (3 years 9 months)
California, United States

CSO - Co-Founder at The Hurd Co

Developing strategic vision and leveraging multi-disciplinary technologies to extend product functionality from agricultural waste to fashion.

Renovare
CEO - Co-Founder
January 2019 - Present (4 years 9 months)
Greater Chicago Area

Developing strategic vision and technology integration plan to achieve superior ROI and new markets opportunities for Renovare.

QueView
Founder
2010 - Present (13 years)
Northbrook, IL

QueView is an early stage entity leveraging the location-based technology invented (portfolio of issued and pending patents) to create context within a wide range of industries from shared vehicles (YoGo), energy automation (CogniTek) to real estate concepts (QuEX Connex).

QuEX is a transformative implementation that delivers exceptional experiential solutions by connecting people and commerce. We inspire and transform people's interactive experiences by converging the best of online with offline to create dynamic points of hyper-convenience.

Q Fresh
Founder
2014 - Present (9 years)
Northbrook, IL

Q Fresh is an early stage dewvelopment leveraging CogniTek energy management solutions, MG Fuels biomass pre-processing, and HygraTek coatings and membranes to create advance food growing systems. The growing systems feature multiple patented and patent pending technologies that will achieve market leading economics through hybrid greenhouse and vertical farming integration.

NanoFluence
Founding Director
2010 - 2012 (2 years)
Skokie Illinois

Founded the company based on nanoscale applications for the range of edible applications including mineral complexation for enhanced bioavailability and efficacy, oxidation stability of unsaturated fats, oils, and nutraceuticals, to hybrid extraction / concentration processes of essential oils.

ReXorce - Echogen Power Systems
Founder and CEO
2007 - 2010 (3 years)
Akron, OK

Echogen Power Systems, originally founded as ReXorce Thermionics, is based on the foundation of NASA Jet Propulsion Laboratory champagne heat pump cycle, and my patented invention improving on the transformation of supercritical CO_2 into a power generation cycle.

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Education

University of Michigan - Stephen M. Ross School of Business
MBA, aerospace engineering, masters in business administration · (1986 - 1988)

University of Michigan
BSAE, Aerospace Engineering · (1982 - 1986)